SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2004

Centerpulse Ltd.
(Translation of registrant’s name into English)

Andreasstrasse 15
CH-8050 Zurich
Switzerland
(address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

     Centerpulse Ltd. is furnishing this Report on Form 6-K in connection with the invitation to the extraordinary general meeting of Centerpulse shareholders, which invitation is attached hereto as Exhibit 99.1.

Exhibits.

99.1	Invitation to the Extraordinary General Meeting of Shareholders, dated January 26, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTERPULSE LTD

By:	/s/ Jakob Höhn	By:	/s/ Robert Furter
Name:	Dr. Jakob Höhn	Name:	Dr. Robert Furter
Title:	Authorized Representative	Title:	Authorized Representative

Date:	February 4, 2004

EXHIBIT INDEX

Exhibit	Description

99.1	Invitation to the Extraordinary General Meeting of Shareholders, dated January 26, 2004.